February 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Jeff Kauten, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Joyce Sweeney, Staff Accountant

Re:	Avalara, Inc.

Amendment No. 1 to Draft Registration Statement on

Form S-1 Submitted December 5, 2017

CIK No. 0001348036

Ladies and Gentlemen:

Avalara, Inc. hereby advises the Staff of the Securities and Exchange Commission that we have received the Staff’s letter dated December 18, 2017, regarding the Staff’s review of our Amended Draft Registration Statement on Form S-1 (the “Registration Statement”). Our responses to each comment are provided below. For the Staff’s convenience, each comment from the comment letter is restated in bold italics prior to our response to that comment.

Risk Factors

Risks Relating to this Offering and Our Common Stock

We have identified a material weakness… page 37

1.	We note your revised disclosure in response to prior comment 3. Please revise to disclose the timing of the remediation activities, clarifying what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur.

Response: We acknowledge the Staff’s comment and advise the Staff that we are currently working to remediate the material weakness and significant deficiencies as part of our year-end 2017 financial reporting cycle. We will not know the results of these efforts until our 2017 financial statement audit has been completed. As a result, we currently do not know if the material weakness and significant deficiencies will be remediated. To the extent the material weakness is not remediated as of the end of fiscal 2017, we will include updated disclosure in the Registration Statement of the material weakness to include both the timing and current status of our remediation efforts. Also in response to the Staff’s comment, we note that through 2017 we have not incurred material costs as part of our remediation efforts and we currently do not expect to incur material costs in the future to remediate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue, page 62

2.	We note your response to prior comment 9. Please provide us with a breakdown of revenues recognized on a per return basis for each of the quarters in the periods presented.

Response: In response to the Staff’s comment, the table below provides a breakdown of revenues recognized for tax returns (in thousands).

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	June 30, 2016	Sep 30, 2016	Dec 31, 2016
Returns revenue	$5,793	$6,634	$7,951	$8,944	$9,201	$9,244	$10,392	$11,106

These revenues represent returns that are sold both on a subscription and on a per-return basis. Currently, when we record returns revenue in our accounting system we do not differentiate between transactions sold on a subscription or a per-return basis.

For each of the years ended December 31, 2015 and 2016, returns revenue as a percentage of total subscriptions and returns revenue was 26%. In order to address the Staff’s comment, we have estimated the portion of returns revenue that is sold on a per-return basis by compiling the relevant invoice data and found that returns revenue for returns sold on a per-return basis represented approximately 50% of total returns revenue in 2015 and approximately 40% of total returns revenue in 2016.

As discussed in our initial response to comment 9, while revenues from selling returns on a per-return basis have grown, we have not otherwise experienced significant period-to-period fluctuations.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Equity Incentive Plans, page F-39

3.	We note your response to prior comment 19. Please provide us with a breakdown of all stock options granted to date in fiscal 2017, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: In response to the Staff’s comment, the table below provides a breakdown of all stock options granted during 2017 and to date in 2018, and the associated fair value of the common stock.

Grant Date	Options Granted	Exercise Price Per Share of Common Stock	Fair Value Per Share of Common Stock
February 9, 2017	3,173,800	$6.92	$6.92
March 15, 2017	2,000	6.92	6.92
April 27, 2017	998,250	7.34	7.34
August 14, 2017	923,400	7.53	7.53
October 30, 2017	670,800	8.03	8.03
January 23, 2018	3,469,228	8.30	8.30

Total	9,237,478

We estimate the fair value of common stock using the market approach and the income approach, which is described further in the Management’s Discussion and Analysis section of the prospectus under “Critical Accounting Policies”. There were no changes in methodology used to compute the fair value of the underlying common stock. The fair value of the common stock increased during 2017 primarily due to increasing revenues. Under the market approach, one of our valuation computations applies a peer group derived revenue multiple to our last twelve months revenue. While the revenue multiple used in our valuation computations remained relatively consistent in each successive quarter of 2017, our last twelve months revenue increased in each of these quarters.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 826-4900.

Respectfully submitted,

/s/ Alesia L. Pinney

Alesia L. Pinney

Executive Vice President, General Counsel, and Secretary

cc:	Scott M. McFarlane

William D. Ingram

Avalara, Inc.

Andrew B. Moore

Allison C. Handy

Perkins Coie LLP

John T. McKenna

Alan D. Hambelton

Cooley LLP